UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.          )*

Swingplane Ventures, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

N/A
(CUSIP Number)

Michel Voyer
580 De La Louviere
Laval, Quebec H7M4S4
(438) 828-9854
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N/A

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):	Michel Voyer

2.	Check the Appropriate Box if a Member of Group:	(a)
		(b)	X

3.	SEC Use only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or (e)

6.	Citizenship or Place of Organization	Canadian

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	350,000,000 shares of common stock

	8.	Shared Voting Power	N/A

	9.	Sole Dispositive Power	350,000,000 shares of common stock

	10.	Shares Dispositive Power	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	350,000,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	74.1%

14.	Type of Reporting Person (See Instructions)	IN

Item 1.       Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.001 par value, of Swingplane Ventures, Inc.. (the “Issuer”).  Its principal executive offices are located at 220 Summit Blvd., Unit 402, Broomfield, CO 80021.

Item 2.	Identity and Background

(a) Name:

This statement is filed by Michel Voyer (the “Reporting Person”).

(b)  Residence or Business Address:

The residence address of the Reporting Person is 580 De La Louviere, Laval, Quebec, Canada,  H7M4S4.

(c)  Present Principal Occupation and Employment:

The Reporting Person is a self-employed business man.  The Reporting Person is also the President, Chief Executive Officer, Secretary, Treasurer, Chief Financial Officer and a Director of the Issuer.

 (d)  Criminal Proceedings:

  During the last five (5) years, the Reporting Person has not been convicted in any criminal proceeding.

(e) Civil Proceedings:

 During the last five (5) years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:

The Reporting Person is a Canadian citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The consideration for the purchase was $35,000.00.  The source of funds for the purchase was a promissory note between the Reporting Person and International Mediation Services Ltd.   The note is unsecured and is due and payable on December 31, 2012.

Item 4.	Purpose of Transaction

The Reporting Person is filing this Schedule 13D to report a private sale transaction as described in this report.  The Reporting Person purchased the shares based on his belief that Swngplane Ventures, Inc. was an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of shares at prices that would make the purchase of additional shares desirable, the Reporting Person may endeavor to increase his position in the Issuer through the purchase of shares on the open market or in private transactions.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to:

(a)	The acquisition of additional shares of the Issuer or the disposition of shares of the Issuer;
(b)	A merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Any change to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
To cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	To cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any other actions similar to those above.

The Reporting Person has become the sole officer and director of the Issuer and is expecting to effect a change in business of the Issuer.    Should it be required to undertake new acquisitions, the Reporting Person may cancel, transfer or sell some of the shares held.   At this time there are no negotiated or pending transactions which would effect these types of actions.

Item 5.       Interest in Securities of the Issuer

(a)           Beneficial Ownership

As of the date of this filing, the Reporting Person holds a total of 350,000,000 shares of common stock of the Issuer directly in his name which represents 74.1% of a total of 350,000,000 issued and outstanding shares as of the date of this Schedule 13D.

(b)           Voting Power

The Reporting Person has the sole voting power and sole dispositive power over the securities referred to above in paragraph (a) of this Item 5.

(c)           Transactions within the Past 60 Days

During the 60 sixty day period preceding the date of the filing of this Schedule 13D, the Reporting Person has not purchased any shares of the Issuer.

(d)           Certain Rights of Other Persons

The Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares held by him.  The Reporting Person has the right to receive the dividends.  No one other than the Reporting Person has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the shares held by the Reporting Person and referred to above in paragraph (a) of this Item 5.

(e)           Beneficial Ownership Percentage

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no agreements with any other person with respect to the transfer of voting of any securities, finder’s fees, joint ventures, option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 21, 2012
Date

Signature

Michel Voyer
Name/Title